[redacted]

08032300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 66608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightstone Securities, LLC

SEC Mail Processing Section
MAY 12 2008
Washington, DC
112

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Blvd., Suite 200
(No. and Street)

Mahwah,	NJ	07495
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DePietto, CPA (516) 326-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph P. DePietto, CPA P.C., DePietto Blum & Company
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2008 A
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Cardello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightstone Securities, LLC, as of 31 December, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT LOPES
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 3, 2012

Notary Public 2358757

Signature

Vice President & CFO/CCO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTSTONE SECURITIES, LLC

Financial Statements

December 31, 2007

LIGHTSTONE SECURITIES, LLC

Table of Contents

December 31, 2007

Joseph P. DePietto, CPA's, PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
516-326-9200 (office)
516-326-1100 (fax)

INDEPENDENT AUDITORS' REPORT

To the Member of
Lightstone Securities, LLC
1 International Blvd.
Mahwah, NJ 07495

We have audited the accompanying statement of financial condition of Lightstone Securities, LLC as of December 31, 2007 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lightstone Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph P. DePietto, CPAs, PC
February 25, 2008

LIGHTSTONE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Current Assets		
Cash	$ 117,986	
Due from affiliate	11,000	
Prepaid expenses	18,825	
Total Current Assets		147,811
Property, Plant & Equipment (net of accumulated depreciation of $65,476)		41,909
TOTAL ASSETS		**$ 189,720**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable	$ 107,740	
Loan payable	931	
Total Current Liabilities		108,671
Member Equity		
Member equity	65,695	
Member contribution	7,134,153	
Accumulated deficit	(7,118,799)	
Total Member Equity		81,049
TOTAL LIABILITIES AND EQUITY		**$ 189,720**

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF INCOME(LOSS)

For the Period Ended December 31, 2007

Revenues:		
Commissions		$ 748,704
Interest income		1,504
Miscellaneous income		35,000
Total Revenues		785,208
Expenses:		
ADP fees	7,011	
Bank service charges	1,494	
Commissions	561,916	
Computer expense	36,164	
Depreciation expense	19,362	
Dues & Subscriptions	25,018	
Insurance	95,765	
Legal & Accounting fees	72,345	
Office expense	50,360	
Outside service	71,035	
Payroll expense	1,677,004	
Payroll tax expense	109,764	
Pension contribution	5,097	
Postage & Delivery	41,118	
Professional fees	66,732	
Regulatory expense	48,422	
Rent	54,850	
Sales & Marketing	59,659	
Telephone & Utilities	68,785	
Travel & Entertainment	529,479	
Total expenses		3,601,380
Net Loss		**$ (2,816,172)**

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the Period Ended December 31, 2007

	Member Equity	Member Contribution	(Accumulated Deficit)	Total
Balances - Beginning of year	$ 65,695	$ 4,447,788	$ (4,302,627)	$ 210,856
Member contribution		2,686,365		2,686,365
Net Loss			(2,816,172)	(2,816,172)
Balances - at December 31, 2007	**$ 65,695**	**$ 7,134,153**	**$ (7,118,799)**	**$ 81,049**

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2007

Cash Flows from Operating Activities:	
Net Loss	$ (2,816,172)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	19,362
Decrease in prepaid expenses	1,711
Decrease in accounts payable	(131,639)
Decrease in loan payable	(5,828)
Net Cash Provided by Operating Activities	(2,932,566)
Cash Used by Investing Activities:	
Net Cash Used by Investing Activities	-
Cash Flows from Financing Activities:	
Member contribution	2,686,365
Net Cash Provided by Financing Activities	2,686,365
Net Increase in Cash	(246,201)
Cash - Beginning of year	364,187
Cash - End of Period	**$ 117,986**

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2007

NET CAPITAL		
Equity	$	81,049
Deductions and/or charges		
Non-allowable assets:		
Due from affiliate		11,000
Prepaid expenses		18,825
Property, plant & equipment (net)		41,909
Total non-allowable assets		71,734
Tentative Net Capital		9,315
Haircuts		0
Net Capital (15c3-1)	$	9,315
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	107,739
Loan payable		931
Total indebtedness	$	108,670
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	7,252
Excess net capital	$	2,063
Ratio: Aggregate indebtedness to net capital	11.67 to 1	

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

RECONCILIATION TO NET CAPITAL REQUIREMENT OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a),(d)

For the Period Ended December 31, 2007

	Orig. Filing X-17A-5	Per Cert. Financial Report	Recon. in Filing vs Financial
NET CAPITAL			
Equity	$ 133,287	$ 81,049	(52,238)
Deductions and/or charges			
Non-allowable assets:			
Due from affiliate	11,000	11,000	-
Prepaid expenses	18,825	18,825	-
Other assets	7,918	-	(7,918)
Property, plant & equipment (net)	66,000	41,909	(24,091)
Total non-allowable assets	103,743	71,734	(32,009)
Tentative Net Capital	29,544	9,315	(20,229)
Haircuts	0	0	0
Net Capital (15c3-1)	$ 29,544	$ 9,315	(20,229)
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	108,791	$107,739	(1,052)
Loan payable	-	931	931
Total indebtedness	$ 108,791	$108,670	(121)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement	$ 7,252	$ 7,252	-
Excess net capital	$ 22,292	$ 2,063	(20,229)
Ratio: Aggregate indebtedness to net capital	3.68 to 1	11.67 to 1	

The differences are due to accrual and posting adjustments made at year end 12/31/07.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2007

NOTE 1: Nature of Business

Organization

LIGHTSTONE SECURITIES, LLC (The "Company") was formed in the state of New York as a single member limited liability company. The company is a member firm in the Financial Industry Regulatory Authority (FINRA), operates as a broker/dealer and has commenced operations in 2004. The company is licensed in all fifty States, Puerto Rico and the Virgin Islands, and specializes as a managing dealer syndicating structured securities in limited partnerships and other dealer offerings particular to Real Estate Investment Trusts (REIT).

NOTE 2: Summary of Significant Accounting Policies

a) Revenue Recognition

Revenue is recognized at point of sale.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds and U.S. treasury obligations to be cash and cash equivalents.

<u>Concentration of Credit Risk</u>
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. At December 31, 2007, the consolidated accounts did not exceed the insured limits.

c) Income Taxes

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on his or her personal tax return. Therefore, all income taxes are the responsibility of the sole member.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2007

NOTE 2: Summary of Significant Accounting Policies

d) Property and Equipment(continued)

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. As per page 6, the company's current requirement is $7,252. At December 31, 2007, the Company had a net capital of $9,315 which was $2,063 in excess of its required net capital of $7,252. The Company's net capital ratio was 11.67 to 1.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2007

NOTE 6: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section(2)(i), which states "Special Account for the Exclusive Benefit of customers" maintained.

NOTE 7: Commitment and Contingencies

Future lease payments on the rental of office space and furniture are as follows:

Year	Rent expense
2008	$ 65,820
2009	$ 65,820
2010	$ 65,820

The monthly payment of $5,484.99 represents $1,343.43 for furniture and $4,141.66 for rental space. The rent expense at December 31, 2007 was $ 54,850.

The company has a capital equipment lease for the purchase of equipment with NEC Financial Services. The monthly payment is $451.83 with thirteen payments remaining and a dollar buy back at the end of the lease term.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2007

Joseph P. DePietto, CPA's, PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
516-326-9200 (office)
516-326-1100 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Lightstone Securities, LLC
1 International Blvd.
Mahwah, NJ 07495

In planning and performing our audit of the financial statements of Lightstone Securities, LLC. for the year ended December 31, 2007, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Lightstone Securities, LLC. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of an internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Lightstone Securities, LLC. for the year ended December 31, 2007 and this report does not affect our report thereon dated February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used by anyone other than these specified parties.

Joseph P DePietto, CPA, PC

Lake Success, New York
February 25, 2008

END